

07008236

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 AND ENDING 04/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMMACK LARHETTE BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 WILLIAM STREET, SUITE 100
(No. and Street)

WELLESLEY | MA | 02481
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID J. ARTHUR 781-997-1411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PATTERSON AND GERRY, LLC
(Name – *if individual, state last, first, middle name*)

276 UNION AVENUE | FRAMINGHAM | MA | 01702
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David J. Arthur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cammack LaRhette Brokerage, Inc., as of April 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MILDRED S. PAKEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 19, 2007


PROCESSING
RECEIVED
SEC MAIL
JUL 0 2 2007
SECTION
WASH., D.C.
190

CAMMACK LARHETTE BROKERAGE, INC.

FINANCIAL STATEMENTS

Years Ended April 30, 2007 and 2006

CONTENTS



PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cammack LaRhette Brokerage, Inc
Wellesley, Massachusetts

We have audited the accompanying statements of financial condition of Cammack LaRhette Brokerage, Inc. as of April 30, 2007 and 2006 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cammack LaRhette Brokerage, Inc. as of April 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Patterson and Gerry CPA's, LLC

June 25, 2007

276 Union Avenue · Framingham, MA 01702 · Tel. (800) 419-2367 · Fax: (508) 820-2519

CAMMACK LARHETTE BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION

	April 30,	
	2007	2006
ASSETS		
Cash	**$478,826**	$106,159
Prepaid expenses	**51,777**	35,788
Commission receivable from broker-dealer and clearing organization	**436,138**	199,594
Advance to affliate	**30,000**	
Other	**11,655**	
	1,008,396	341,541
Office equipment, net of accumulated depreciation of $3,010 in 2007	**18,057**	21,067
	$1,026,453	$362,608
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	**$202**	$7,884
Advance from affliate	**449,315**	
Accrued income taxes	**1,016**	3,080
	450,533	10,964
STOCKHOLDERS' EQUITY		
Common stock; $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Retained earnings	**575,820**	351,544
	575,920	351,644
	$1,026,453	$362,608

See notes to financial statements

CAMMACK LARHETTE BROKERAGE, INC.
STATEMENTS OF INCOME

	Years Ended April 30,	
	2007	2006
REVENUES		
Commissions	**$3,126,244**	$2,552,720
Interest income	**9,396**	4,649
	3,135,640	2,557,369
EXPENSES		
Bank service charges	**1,380**	31
Insurance	**31,953**	38,361
Legal and professional expenses	**41,972**	60,320
Licenses	**15,581**	14,788
Management fees	**2,335,000**	2,180,000
Investment advisory fees	**420,000**	
Depreciation	**3,010**	
Miscellaneous	**18,951**	6,068
	2,867,847	2,299,568
INCOME BEFORE PROVISION FOR INCOME TAXES	**267,793**	257,801
PROVISION FOR INCOME TAXES	**43,517**	92,791
NET INCOME	**$224,276**	$165,010

See notes to financial statements

CAMMACK LARHETTE BROKERAGE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended April 30, 2007 and 2006

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance at April 30, 2005	100	$100	$186,534	$186,634
Net income			165,010	165,010
Balance at April 30, 2006	100	100	351,544	351,644
Net income			224,276	224,276
Balance at April 30, 2007	**100**	**$100**	**$575,820**	**$575,920**

See notes to financial statements

CAMMACK LARHETTE BROKERAGE, INC.
STATEMENTS OF CASH FLOWS

	Years Ended April 30,	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$224,276**	$165,010
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	**3,010**	
Changes in operating assets and liabilities:		
Prepaid expenses	**(15,989)**	17,087
Commission receivable	**(236,544)**	(74,323)
Other	**(11,655)**	
Accounts payable	**(7,682)**	7,884
Accrued income taxes	**(2,064)**	2,580
Net cash provided (used) by operating activities	**(46,648)**	118,238
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment		(21,067)
CASH FLOWS PROVIDED BY FINANCING ACTIVITES		
Advance due from/to affliate, net	**419,315**	
INCREASE IN CASH	**372,667**	97,171
CASH, beginning of year	**106,159**	8,988
CASH, end of year	**$478,826**	$106,159

Supplemental cash flow information		
Cash paid for income taxes	**$41,622**	$30,060

See notes to financial statements

CAMMACK LARHETTE BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended April 30, 2007 and 2006

NOTE 1—SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Cammack LaRhette Brokerage, Inc. (formerly known as LaRhette Manin Benefits Service Group, Inc. through January 31, 2007) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). The Company is incorporated in the Commonwealth of Massachusetts and was wholly owned by LaRhette Manin Insurance Agency, Inc. (the "Former Parent"). Effective February 1, 2007 the Former Parent, merged its business with Charles W. Cammack Associates, Inc. (the "Parent") and concurrent with the merger, the Company changed its name and now is wholly owned by the Parent. The Company provides hospitals, other non-profit, and for-profit groups with pension plan design, implementation and ongoing pension related services. The Company receives substantially all of its revenues from other broker-dealers and fund companies.

Cash

Cash balances in excess of the Federal Deposit Insurance Corporation's coverage limit, held at a Boston, Massachusetts bank, amounted to $379,042 at April 30, 2007.

Office equipment

Office equipment is recorded at cost. Depreciation is computed using accelerated depreciation methods over the estimated useful lives of the assets.

Income taxes

Through January 31, 2007 the Company provided for federal and state income taxes currently payable. Effective with the merger the Company elected to be taxed as an S corporation under the Internal Revenue Code and no income taxes are provided as the Company's income or loss is allocated to the shareholders.

The result of applying statutory rates to pretax income differs from the tax provision primarily due to the Company's election as an S corporation and the increased revenues and income due to the merger.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into management agreements with the Parent and the Former Parent. Management fees are charged in consideration of certain operating expenses, fixed assets and other general and administrative expenses incurred on behalf of the Company. For the years ended April 30, 2007 and 2006, the Company was charged by the Parent and the Former Parent a total of $2,335,000 and $2,180,000 respectively for management fees.

During 2007, the Company entered into an Investment Advisory Agreement for services provided by Cammack LaRhette Advisors, LLC (prior to the merger LaRhette Manin Advisors, LLC) (the "Investment Advisor") an entity wholly owned by a shareholder of the Former Parent through January 31, 2007 and effective with the merger now wholly owned by the Parent. For the year ended April 30, 2007, the Company was charged $420,000 for investment advisory services.

Advance to affiliate represents non-interest bearing advances due on demand from the Investment Advisor. Advance from affiliate represents non-interest bearing advances due on demand to the Parent.

NOTE 3 – MAJOR CUSTOMERS

The Company has earned revenue from three major customers in 2007 and 2006 of approximately 36% and 39% of its total revenue earned for the years ended April 30, 2007 and 2006, respectively. The Company received 96% and 99% of its revenues from 2 broker-dealers. The Company is paid from the revenues that the broker-dealers earn from the funds in which the Company's customers invest.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Minimum net capital requirement is the greater of $5,000 or 6.667% of aggregate indebtedness. At April 30, 2007 and 2006, the Company had net capital of $232,814 and $294,789, respectively, which was $202,779 and $289,789, respectively, in excess of its required net capital of $30,035 and $5,000, respectively. The Company's net capital ratio was 1.94 and 0.037 to 1 for the years ended April 30, 2007 and 2006, respectively.

SUPPLEMENTAL INFORMATION

CAMMACK LARHETTE BRODERAGE, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	April 30, 2007	April 30, 2006
NET CAPITAL		
Total stockholders' equity qualified for net capital	**$575,920**	$351,644
Deduct:		
Office equipment	**(18,057)**	(21,067)
Accounts receivable	**(224,000)**	
Advance to affliate	**(30,000)**	
Prepaid expenses	**(51,777)**	(35,788)
Other	**(9,691)**	
Money market haircut (2% of $479,048)	**(9,581)**	
Total net capital	**$232,814**	$294,789
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	**$1,218**	$10,964
Advance from affliate	**449,315**	
Total aggregate indebtedness	**$450,533**	$10,964
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	**$30,035**	$5,000
Excess net capital	**$202,779**	$289,789
Ratio: Aggregate indebtedness to net capital	**1.94**	.037 to 1

There are no material differences that exist between the computation of net capital and required net capital reported and the broker-dealer's unaudited filing of Part IIA of the FOCUS report. Therefore, a reconciliation is not presented.



PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Cammack LaRhette Brokerage, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Cammack LaRhette Brokerage, Inc. (the Company), for the year ended April 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

276 Union Avenue · Framingham, MA 01702 · Tel. (800) 419-2367 · Fax: (508) 820-2519

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Patterson and Gray CPA's, LLC

Framingham, Massachusetts
June 25, 2007

END